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                             June 27, 2023

       Alan Beal
       Chief Executive Officer
       Armed Forces Brewing Company, Inc.
       1001 Bolling Avenue, # 406
       Norfolk, Virginia 23508

                                                        Re: Armed Forces
Brewing Company, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 20, 2023
                                                            File No. 024-11502

       Dear Alan Beal:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              Kendall Almerico